FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...         Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes .......                  No ...X...

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company

Abbey National plc

2)   Name of director

     (a)  Mac Millington
     (b)  Mark Pain

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     (a)  Director
     (b)  Director and Spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     (a)  Mac Millington
     (b)  Mark Pain and spouse (Catherine Pain)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     (a)  Director
     (b)  Director and spouse


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase - original notification 7 May 2003 incorrect in respect of Scrip shares advised by Registrars as acquired by above directors, corrected information shown below

7)   Number of shares/amount of stock acquired

     (a)  1451
     (b)  646

8)   Percentage of issued class

N/A

9)   Number of shares/amount of stock disposed

N/A

10)  Percentage of issued class

N/A

11)  Class of security

Ordinary Shares of 10 pence each

12)  Price per share

372p

13)  Date of transaction

6 May, 2003

14)  Date company informed

4 June 2003

15)  Total holding following this notification

(a)  94,178
(b)  52,231

16)  Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17)  Date of grant


18)  Period during which or date on which exercisable


19)  Total amount paid (if any) for grant of the option


20)  Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23)  Any additional information


24)  Name of contact and telephone number for queries

Ian Christie, Assistant Group Secretary, 0207 756 4328

25) Name and signature of authorised company official responsible for making this notification

Ian Christie

Date of Notification.  4 June, 2003

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ABBEY NATIONAL plc



Date: 4 June, 2003                              By  /s/ Ian Christie
                                                Abbey National Group Secretariat